UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDEMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Family Dollar Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3070017

(CUSIP Number)

Howard R. Levine

P.O. Box 1017

Charlotte, North Carolina, 28201

(704) 847-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3070019	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Howard R. Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,877,682 (1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,877,682 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,682 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75% (4)
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by Howard R. Levine (“Mr. Levine”) that he is the beneficial owner of any of the securities covered hereby for any purposes other than Section 13(d) of the Act.
(2)	Mr. Levine exercises voting and dispositive power over the 4,886,420 shares of common stock of Family Dollar Stores, Inc. held by the two trusts described in Item 6 of this Schedule 13D.
(3)	This number does not include 1,025 shares owned by Mr. Levine’s wife. Mr. Levine disclaims beneficial ownership of the shares owned by his wife.
(4)	Based on the 114,447,738 shares of common stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014.

This Amendment No. 3 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Howard R. Levine (“Mr. Levine”) on February 29, 2010 and amended by Amendment No. 1, filed on April 11, 2011, Amendment No. 2, filed on July 28, 2014 and Amendment No. 3, filed on October 23, 2014 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Family Dollar Stores, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10401 Monroe Road, Charlotte, North Caroline, 28201. Except as specifically amended and supplemented by this Amendment No. 4, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Interest in Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On January 22, 2015, the stockholders of the Issuer approved the Merger. As such, the restrictions in the Voting Agreement regarding the sale or other disposition of Common Stock by the Stockholders have terminated. Subject to market conditions, legal restrictions, and financial considerations, Mr. Levine currently intends, as part of an effort to diversify his assets, to dispose of approximately one to two million shares of Common Stock of the Issuer through brokered sales over the next ten days. He expects to commence these sales as early as January 29, 2015.

Mr. Levine does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or in the Merger Agreement or the Voting Agreement or as would occur upon completion of any of the actions set forth in the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

(a), (b) As of January 28, 2015, Mr. Levine beneficially owns 8,877,682 shares, representing 7.75% of the outstanding common stock of the Issuer (based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014). These shares include 4,886,420 shares that are held by two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 and 118,902 shares that Mr. Levine may acquire beneficial ownership of within 60 days of this report by exercising stock options that were granted to him pursuant to the Issuer’s 2006 Incentive Plan (as defined in Item 6 below). Mr. Levine has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2015

/s/ Howard R. Levine
Howard R. Levine